                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                               WebMD Corporation
      ------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                -----------------------------------------------
                         (Title of Class of Securities)

                                   422209106
                                   ---------
                                 (CUSIP Number)

                            Arthur M. Siskind, Esq.
                          The News Corporation Limited
                          1211 Avenue of the Americas
                           New York, New York  10036
                                 (212) 852-7000

                               ----------------

                                With copies to:
                             Jeffrey W. Rubin, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                                551 Fifth Avenue
                           New York, New York  10176
                                 (212) 661-6500
                  (Name Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 15, 2000
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 23 pages)

___________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1   Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
    The News Corporation Limited
--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group
                                                        (a)     []
                                                        (b)     []
--------------------------------------------------------------------------------
 3  SEC Use Only
--------------------------------------------------------------------------------
 4  Source of Funds
    WC, OO
--------------------------------------------------------------------------------
 5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Item 2(d) or 2(e)                                           []
--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization
    South Australia, Australia
--------------------------------------------------------------------------------
 Number of
  Shares              7  Sole Voting Power
Beneficially             5,000,000/1/
 Owned by            ----------------------------------------------------------
   Each
 Reporting           8  Shared Voting Power
Person with              -0-
                     -----------------------------------------------------------
                      9  Sole Dispositive Power
                         5,000,000/1/
                     -----------------------------------------------------------
                     10  Shared Dispositive Power
                         -0-
--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,000,000/1/
--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)
     1.4%/2/
--------------------------------------------------------------------------------
 14  Type of Reporting Person
     CO
--------------------------------------------------------------------------------

/1/ Consists of (i) 2,000,000 shares of Common Stock, par value $.0001 per share ("Common Stock"), of WebMD Corporation, a Delaware corporation ("WebMD") issued pursuant to that certain Purchase Agreement, dated as of January 26, 2000, by and among WebMD, Healtheon/WebMD Cable Corporation, a Delaware corporation, Healtheon/WebMD Internet Corporation, a Delaware corporation, The News Corporation Limited, a South Australia, Australia corporation, News America Incorporated, a Delaware corporation, Fox Entertainment Group, Inc., a Delaware corporation, Fox Broadcasting Company, a Delaware corporation, AHN/FIT Cable LLC, a Delaware limited liability company, AHN/FIT Internet, LLC, a Delaware limited liability company and Eastrise Profits Limited, an international business company organized under the laws of the British Virgin Islands (the "Purchase Agreement") and (ii) 3,000,000 shares of Common Stock underlying a Warrant ("Warrant") issued pursuant to the Letter Agreement (as hereinafter defined).

/2/ Calculated based on 361,870,343 shares of Common Stock outstanding on February 15, 2001.

--------------------------------------------------------------------------------
1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    News America Incorporated/13-3249610
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                        (a)     []
                                                        (b)     []
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds
    WC, OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                        []
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
--------------------------------------------------------------------------------
 Number of                     7  Sole Voting Power
  Shares                          2,000,000/1/
Beneficially                  --------------------------------------------------
 Owned by
   Each                        8  Shared Voting Power
 Reporting                        -0-
Person with                   --------------------------------------------------

                               9  Sole Dispositive Power
                                  2,000,000/1/
                              --------------------------------------------------

                              10  Shared Dispositive Power
                                  -0-
--------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person
    2,000,000/1/
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    0.06%/2/
--------------------------------------------------------------------------------
14  Type of Reporting Person
    CO
--------------------------------------------------------------------------------

/1/ 2,000,000 shares of Common Stock issued pursuant to the Purchase
Agreement.

/2/ Calculated based on 361,870,343 shares of Common Stock outstanding on February 15, 2001.

--------------------------------------------------------------------------------
1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    K. Rupert Murdoch
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                        (a)     []
                                                        (b)     []
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds
    OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                 []
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    United States
--------------------------------------------------------------------------------
 Number of                     7    Sole Voting Power
  Shares                            5,000,000/1/
Beneficially                  --------------------------------------------------
 Owned by
   Each                        8    Shared Voting Power
 Reporting                          -0-
Person with                   --------------------------------------------------

                               9    Sole Dispositive Power
                                    5,000,000/1/
                              --------------------------------------------------

                              10    Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    5,000,000/1/
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    1.4%/2/
--------------------------------------------------------------------------------
14  Type of Reporting Person
    IN
--------------------------------------------------------------------------------

/1/ Consists of 2,000,000 shares of Common Stock issued pursuant to the Purchase Agreement and 3,000,000 shares of Common Stock underlying the Warrant.

/2/ Calculated based on 361,870,343 shares of Common Stock outstanding on February 15, 2001.

--------------------------------------------------------------------------------
1   Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
    Fox Entertainment Group, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                        (a)     []
                                                        (b)     []
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds
    OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                []
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
--------------------------------------------------------------------------------
 Number of                     7    Sole Voting Power
  Shares                            -0-
Beneficially                  --------------------------------------------------
 Owned by
   Each                        8    Shared Voting Power
 Reporting                          -0-
Person with                   --------------------------------------------------

                               9    Sole Dispositive Power
                                    -0-
                              --------------------------------------------------

                              10    Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    -0-
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    0.0%
--------------------------------------------------------------------------------
14  Type of Reporting Person
    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    Fox Broadcasting Company
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                        (a)     []
                                                        (b)     []
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds
    OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                []
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
--------------------------------------------------------------------------------
 Number of                     7    Sole Voting Power
  Shares                            -0-
Beneficially                  --------------------------------------------------
 Owned by
   Each                        8    Shared Voting Power
 Reporting                          -0-
Person with                   -------------------------------------------------
                               9    Sole Dispositive Power
                                    -0-
                              -------------------------------------------------

                              10    Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    -0-
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        []
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    0.0%
--------------------------------------------------------------------------------
14  Type of Reporting Person
    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    AHN/Fit Cable,  LLC
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                        (a)     []
                                                        (b)     []
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds
    OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                []
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
--------------------------------------------------------------------------------
 Number of                     7    Sole Voting Power
  Shares                            -0-
Beneficially                  -------------------------------------------------
 Owned by
   Each                        8    Shared Voting Power
 Reporting                          -0-
Person with                   -------------------------------------------------

                               9    Sole Dispositive Power
                                    -0-
                              -------------------------------------------------

                              10    Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    -0-
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    0.0%
--------------------------------------------------------------------------------
14  Type of Reporting Person
    OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    AHN/FIT Internet, LLC
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                        (a)     []
                                                        (b)     []
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds
    OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                []
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
--------------------------------------------------------------------------------
 Number of                     7    Sole Voting Power
  Shares                            -0-
Beneficially                  -------------------------------------------------
 Owned by
   Each                        8    Shared Voting Power
 Reporting                          -0-
Person with                   -------------------------------------------------

                               9    Sole Dispositive Power
                                    -0-
                              -------------------------------------------------

                              10    Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    -0-
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    0.0%
--------------------------------------------------------------------------------
14  Type of Reporting Person
    OO
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                               (Amendment No. 2)

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                               WEBMD CORPORATION


     This Amendment No. 2 (this "Second Amendment") to the Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.0001 per share (the "Common Stock"), of WebMD Corporation, a Delaware corporation, formerly known as Healtheon/WebMD Corporation (the "Issuer" or "WebMD"). This Second Amendment amends and supplements (i) the Statement originally filed on February 4, 2000, with the Securities and Exchange Commission ("SEC") by The News Corporation Limited ("News Corporation"), News America Incorporated ("NAI"), K. Rupert Murdoch, Fox Entertainment Group, Inc. ("FEG"), Fox Broadcasting Company ("FBC"), AHN/FIT Cable, LLC ("AHN/FIT Cable") and AHN/FIT Internet, LLC ("AHN/FIT Internet" and collectively with News Corporation, NAI, Mr. Murdoch, FEG, FBC, AHN/FIT Cable and AHN/FIT Internet, the "Original Reporting Persons") and (ii) the Amendment No. 1 filed on January 8, 2001 (the "First Amendment") with the SEC by the Original Reporting Persons. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement.

     On December 29, 2000, News Corporation and WebMD, for themselves and on behalf of certain of their respective affiliates, entered into a letter agreement (the "Letter Agreement") whereby the parties agreed, subject to certain conditions, to restructure their strategic relationship. The transactions contemplated by the Letter Agreement were consummated on February 15, 2001, at which time (i) all 155, 951 shares of Series A Preferred Stock held by News Corporation affiliates were reconveyed to WebMD, (ii) WebMD issued to an indirect wholly-owned subsidiary of News Corporation a warrant (the "Warrant") for the purchase of 3,000,000 shares of Common Stock, (iii) WebMD transferred its 50% interest in The Health Network LLC and its 50% interest in The H/W Health & Fitness LLC to News Corporation, and (iv) certain agreements were modified or terminated, including, among others, those that reduce News Corporation's obligation to procure or provide media services, such as advertising and promotion, to WebMD.


Item 5.   Interest in Securities of the Issuer.
          Item 5 is amended and restated to read in its entirety as follows:

     The Shares are currently held by the Reporting Persons as follows: (a) News Corporation is the beneficial owner of an aggregate of 5,000,000 shares of Common Stock, representing a

1.4% interest in WebMD, consisting of (i) 2,000,000 shares of Common Stock (the "Common Shares") and (ii) 3,000,000 shares of Common Stock underlying the Warrant (the "Warrant Shares"); (b) Mr. Murdoch may be deemed the beneficial owner of an aggregate of 5,000,000 shares of Common Stock of WebMD, representing a 1.4% interest in WebMD, consisting of the Common Shares and the Warrant Shares; (c) NAI is the beneficial owner of an aggregate of 2,000,000 shares of Common Stock, representing a 0.06% interest in WebMD, consisting of the Common Shares; (d) FEG is the beneficial owner of an aggregate of 0 shares of Common Stock, representing a 0.0% interest in WebMD; (e) FBC is the beneficial owner of an aggregate of 0 shares of Common Stock, representing a 0.0% interest in WebMD;
(f) AHN/FIT Cable is the beneficial owner of an aggregate of 0 shares of Common Stock, representing a 0.0% interest in WebMD and (g) AHN/FIT Internet is the beneficial owner of an aggregate of 0 shares of Common Stock, representing a 0.0% interest in WebMD. For purposes of computing the percentage of beneficial ownership of the Reporting Persons, the total number of shares of Common Stock considered to be outstanding is 361,870,343./1/

     Other than as stated above, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.

-------------------------
/1/ Shares of Common Stock outstanding on February 15, 2001.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February __, 2001

                                    THE NEWS CORPORATION LIMITED


                                    By: /s/ Arthur M. Siskind
                                       -------------------------------
                                       Name:  Arthur M. Siskind
                                       Title: Executive Director

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February __, 2001



                                    /s/ K. Rupert Murdoch
                                    ---------------------
                                    K. Rupert Murdoch

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February __, 2001



                                    NEWS AMERICA INCORPORATED


                                    By: /s/ Lawrence A. Jacobs
                                       -------------------------------
                                       Name:  Lawrence A. Jacobs
                                       Title: Senior Vice President

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February __, 2001



                                    FOX ENTERTAINMENT GROUP, INC.


                                    By: /s/ Lawrence A. Jacobs
                                       -------------------------------
                                       Name:  Lawrence A. Jacobs
                                       Title: Secretary

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February __, 2001



                                    FOX BROADCASTING COMPANY


                                    By: /s/ Paul Haggerty
                                       -----------------------------
                                       Name:  Paul Haggerty
                                       Title: Executive Vice President

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February __, 2001



                                    AHN/FIT CABLE, LLC


                                    By: /s/ Dan Fawcett
                                       -----------------------------
                                       Name:  Dan Fawcett
                                       Title: Executive Vice President

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February __, 2001



                                    AHN/FIT INTERNET, LLC


                                    By: /s/ Dan Fawcett
                                       -----------------------------
                                       Name:  Dan Fawcett
                                       Title: Executive Vice President

Schedule 1 is hereby amended and restated to read in its entirety as follows:

Schedule 1
----------

Directors, Executive Officers and Controlling Persons of the Reporting Persons.



                                                                                          Principal Business or
                                                                                       Organization in Which Such
           Name                        Principal Occupation and Business Address         Employment is Conducted
           ----                        -----------------------------------------         -----------------------

K. Rupert Murdoch                 Chairman and Chief Executive of News Corporation;         News Corporation
                                  Director of News Publishing Australia Limited
                                  ("NPAL"); Director of News International, plc;
                                  Director of News Limited; Director of News America
                                  Incorporated ("NAI"); Director and Chairman of
                                  SGN; Director of Satellite Television Asian Region
                                  Limited ("STAR TV"); Director and Chairman of
                                  British Sky Broadcasting Group plc ("BSkyB");
                                  Director, Chairman and Chief Executive Officer of
                                  Fox Entertainment Group, Inc. ("FEG"); Director of
                                  Fox Family Worldwide, Inc. ("FFW"); Director of
                                  Philip Morris Companies Inc. ("Philip Morris")
                                  1211 Avenue of the Americas
                                  New York, New York 10036

Geoffrey C. Bible                 Non Executive Director of News Corporation;                 Philip Morris
                                  Chairman and Chief Executive Officer of Philip
                                  Morris; Director of New York Stock Exchange, Inc.
                                  120 Park Avenue
                                  New York, New York 10017

Chase Carey                       Executive Director and Co-Chief Operating Officer         News Corporation
                                  of News Corporation; Director, President and Chief
                                  Operating Officer of NAI; Director and Co-Chief
                                  Operating Officer of FEG; Chairman and Chief
                                  Executive Officer of Fox Television; Director,
                                  President and Chief Executive Officer of SGN;
                                  Director of STAR TV; Director of NDS Group plc

                                  ("NDS") Director of FFW; Director of Gemstar;
                                  Director of Gateway, Inc.; Director of  Colgate
                                  University.
                                  1211 Avenue of the Americas
                                  New York, New York 10036

Paul Carlucci                     Chairman and Chief Executive Officer of News                     NAI
                                  America Marketing Group; Director of NAI
                                  1211 Avenue of the Americas
                                  New York, NY 10036

Gareth C.C. Chang                 Executive Director of News Corporation; Executive              STAR TV
                                  Chairman of STAR TV; Director of Apple Computers
                                  Inc.
                                  8th Floor, One Harbourfront
                                  18 Tak Fung Street
                                  Hungham, Kowloon, Hong Kong

Peter Chernin                     Executive Director, President and Chief Operating         News Corporation
                                  Officer of News Corporation; Director, Chairman
                                  and Chief Executive Officer of NAI; Director,
                                  President and Chief Operating Officer of FEG;
                                  Director of SGN; Director of Tickets.com, Inc.;
                                  Director of E*TRADE Group, Inc.
                                  10201 West Pico Boulevard
                                  Los Angeles, CA 90035

Kenneth E. Cowley/1/              Non Executive Director of News Corporation;               News Corporation
                                  Executive Director of Ansett Australia Holdings
                                  Limited; Director of Commonwealth Bank of
                                  Australia.
                                  2 Holt Street
                                  Sydney, New South Wales 2010
                                  Australia

Christos Costakos                 Director of FEG; President, Chief Executive                    E*TRADE
                                  Officer and a Director of E*TRADE; Director of
                                  several technology companies, including Digital
                                  Island, Inc., Critical Path Software Incorporated
                                  and PlanetRx.com, Inc.
                                  4500 Bohannon Drive
                                  Menlo Park, California 94025

---------------------------
/1/ Citizen of Australia

David F. DeVoe                    Executive Director, Senior Executive Vice                 News Corporation
                                  President and Chief Financial Officer and Finance
                                  Director of News Corporation; Director and Senior
                                  Executive Vice President of NAI; Director, Senior
                                  Executive Vice President and Chief Financial
                                  Officer of FEG; Director of STAR TV; Director of
                                  BSkyB; Director and Acting Chief Financial Officer
                                  of SGN; Director of NDS.
                                  1211 Avenue of the Americas
                                  New York, New York 10036

Anthea Disney                     Executive Vice President of News Corporation;             News Corporation
                                  Chairman and Chief Executive Officer of News
                                  America Publishing Group; Director of NAI;
                                  Director of CIT Group
                                  1211 Avenue of the Americas
                                  New York, NY 10036

Roderick I. Eddington/2/          Non Executive Director of News Corporation; Chief          British Airways
                                  Executive of British Airways plc ("British
                                  Airways")
                                  c/o 2 Holt Street
                                  Sydney, New South Wales 2010
                                  Australia

Aatos Erkko/3/                    Non Executive Director of News Corporation;                    Sanoma
                                  Chairman of Sanoma WSOY Group ("Sanoma"), a
                                  privately owned media company in Finland.
                                  P.O. Box 144
                                  SF00101 Helsinki, Finland

Andrew S.B. Knight/4/             Non Executive Director of News Corporation;               News Corporation
                                  c/o News International plc
                                  1 Virginia Street
                                  London E1 9XN England

---------------------------
/2/ Citizen of Australia

/3/ Citizen of Finland

/4/ Citizen of United Kingdom

Graham J. Kraehe/5/               Non Executive Director of News Corporation;               Southcorp Limited
                                  Managing Director and Chief Executive Officer of
                                  Southcorp Limited; Non Executive Director of
                                  National Australia Bank Limited; Director of the
                                  Business Council of Australia; President of the
                                  German-Australian Chamber of Industry & Commerce;
                                  Non Executive Director of Brambles Industries
                                  Limited.
                                  Level 5
                                  469 La Trobe Street
                                  Melbourne, Victoria 3000
                                  Australia

James R. Murdoch                  Executive Vice President of News Corporation;                  STAR TV
                                  Director of SGN; Director, Chairman and Chief
                                  Executive Officer of STAR TV; Director of NDS;
                                  Director of YankeeNets L.L.C.; Chairman of Rawkus
                                  Entertainment LLP;
                                  8th Floor, One Harbourfront
                                  18 Tak Fung Street
                                  Hungham, Kowloon, Hong Kong

Lachlan K. Murdoch                Executive Director, Senior Executive Vice                 News Corporation
                                  President and Deputy Chief Operating Officer of
                                  News Corporation; Chairman and Director of
                                  Queensland Press Limited; Director, Chairman and
                                  Chief Executive of News Limited; Director of NAI;
                                  Director of SGN; Deputy Chairman of STAR TV;
                                  Director of Beijing PDN Xinren Information
                                  Technology Company Ltd; Director of One.tel
                                  Limited; Director of FOXTEL Management Pty Ltd.;
                                  Director of OmniSky Corporation
                                  1211 Avenue of the Americas
                                  New York, New York 10036

---------------------------
/5/ Citizen of Australia

Thomas J. Perkins                 Non Executive Director of News Corporation; Senior         Kleiner Perkins
                                  Partner at Kleiner Perkins Caufield & Byers
                                  ("Kleiner Perkins"); Director of Compaq Computer
                                  Corporation;
                                  4 Embarcadero Center
                                  Suite 3520
                                  San Francisco, CA 94111

Bert C. Roberts, Jr.              Non Executive Director of News Corporation;                      MCI
                                  Chairman of MCI Worldcom, Inc. ("MCI");
                                  1801 Pennsylvania Avenue, N.W.
                                  Washington, D.C. 20006

Jeff Shell                        President and Chief Executive Officer of Fox Cable         Fox Television
                                  Networks; Chief Executive Officer of Fox Sports
                                  Networks; President and Chief Executive Officer of
                                  AHN/FIT Cable, LLC; President and Chief Executive
                                  Officer of AHN/FIT Internet, LLC
                                  1440 S. Sepulveda Boulevard
                                  Los Angeles, California 90025

Stanley S. Shuman                 Non Executive Director of News Corporation;                Allen & Company
                                  Executive Vice President and Managing Director of
                                  Allen & Company Incorporated ("Allen & Company");
                                  Director of NAI; Director of Bayou Steel
                                  Corporation; Director of Six Flags, Inc.; Director
                                  of Western Multiplex Corporation;
                                  711 Fifth Avenue
                                  New York, New York 10176

Arthur M. Siskind                 Executive Director, Senior Executive Vice                  News Corporation
                                  President and Group General Counsel of News
                                  Corporation; Director of BSkyB; Director and
                                  Senior Executive Vice President of NAI; Director,
                                  Senior Executive Vice President and General
                                  Counsel of FEG; Director of STAR TV; Director and
                                  Senior Executive Vice President of SGN; Director
                                  of NDS
                                  1211 Avenue of the Americas
                                  New York, New York 10036

Laura D'Andrea Tyson              Director of FEG; Director of Eastman Kodak
                                  Company, Exodus Communications, Inc., Human Genome
                                  Sciences, Inc., Morgan Stanley Dean Witter & Co.,
                                  SBC Communications, Inc. and VIASense, Inc.
                                  c/o Haas School of Business
                                  University of California, Berkeley
                                  545 Student Services Building
                                  Berkeley, California 94720

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